Exhibit 5.1

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 O: (650) 493-9300 F: (650) 493-6811

March 7, 2023

Zymeworks Inc.

108 Patriot Drive, Suite A

Middletown, Delaware 19709

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 (the “Registration Statement”) to be filed by Zymeworks Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”), on or about the date hereof, relating to the registration under the Securities Act of 1933, as amended (the “Act”), of shares of your common stock, par value $0.00001 per share (the “Shares”), consisting of: (i) 2,522,380 shares of common stock to be issued under the Amended and Restated Stock Option and Equity Compensation Plan (the “Equity Compensation Plan”); and (ii) 419,000 shares of common stock to be issued under the Amended and Restated Employee Stock Purchase Plan (together with the Equity Compensation Plan, the “Plans”), and preferred stock purchase rights (the “Rights”) associated with the Shares pursuant to that certain Preferred Stock Rights Agreement, dated as of October 12, 2022 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”). As your legal counsel, we have reviewed the actions proposed to be taken by you in connection with the issuance and sale of the Shares to be issued under the Plans.

In rendering this opinion, we have assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that the members of the Board of Directors of the Company or a duly authorized and acting committee thereof (such Board of Directors or Committee being hereinafter referred to as the “Board”) have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances existing at that time. It should be understood that our opinion addresses the Rights and Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would result in invalidating in their entirety such rights.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the Rights, when issued and sold in the manner described in the Plans and pursuant to the agreements that accompany the Plans and the Rights Agreement, will be validly issued, and the Shares fully paid and nonassessable.

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AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSEL         HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Zymeworks Inc.

March 7, 2023

We hereby consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement and to the use of our name wherever it appears in the Registration Statement and in any amendments thereto. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Wilson Sonsini Goodrich & Rosati, P.C.